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                            REMOTE SERVICE AGREEMENT

     AGREEMENT (this "Agreement" or "Service Agreement") made as of the first of November, 1996, by and between the NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY ("Client") having its principal office and place of business at, 116 Huntington Avenue, Boston, Massachusetts 02116, and CSC CONTINUUM INC. ("Continuum"), having its principal offices and places of business at 9500 Arboretum Boulevard, Austin, Texas 78759.

     WHEREAS, Continuum has developed a computerized data processing recordkeeping system for certain life insurance and annuity products known as VANTAGE-ONE AND DISTRIBUTION SUPPORT SYSTEM (the "System") and has the data processing equipment and administrative support personnel (the "Facilities" or "Continuum's Facilities") to provide and support remote terminal access to the System and Facilities for the maintenance of records, processing of information and the generation of output with the respect thereto; and

     WHEREAS, Client has determined that it can use the System and Facilities for administration activities with respect to the Contracts ("Contracts") described in Exhibit A attached hereto and desires to obtain the right to use the System and Facilities to service the Contracts;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

     SECTION 1  TERMS OF APPOINTMENT

     1.01 Subject to the provisions of this Agreement, Client hereby agrees to use Continuum's System and Facilities to maintain certain records with respect to the Contracts and generate output as described in Exhibit B with respect to such Contracts. Subject to the provisions of this Agreement, Continuum hereby agrees to provide Client the use of the System and Facilities to maintain records of information and data transmitted to it by Client with respect to such Contracts and to deliver or transmit to Client such output as is generated by the use of the System and Facilities. Continuum agrees to use its best efforts to provide services in accordance with the service levels described in Exhibit D.

     1.02 Client, with computer equipment and through transmission facilities installed on its premises, shall transmit to Continuum's Facilities such information and data that Client determines is to be input and that is required to maintain the records and generate the output required hereunder with respect to the Contracts.

     1.03 Continuum agrees to provide requested training for Client personnel at Continuum's Facility or at Client's offices in connection with the use and operation of the System. This training will be provided at Continuum's then current education rates. All reasonable travel and out-of-pocket expense incurred by Continuum or Client personnel in connection with and during training at Continuum's Facility shall be borne by Client.

     1.04 Continuum will make on-line access to the System available to Client between the hours of 7:00 a.m. and 7:00 p.m., Central Time, Monday through Friday, except for such holidays as are observed by the New York Stock Exchange.
 Access to the System at other times will be by mutual agreement.

     1.05 Client shall have the option to purchase a license to the mainframe version of the Annuity component of the VANTAGE-ONE Administration System. To exercise this option, the entity exercising the option must execute the then standard license agreement and pay Continuum a license fee of $________. If


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Client exercises such option to the Annuity component, Client may, at the same time, purchase a license to the mainframe version of the Distribution Support System for an additional $________ and a license to the mainframe version of New Business Underwriting for $__________. This option shall expire when the initial term of this Agreement ends under Section 2.01. Enhancement and support fees shall be contracted for and invoiced separately. At Client's request, Continuum shall include in such license any modifications that Continuum uses to provide the Services under this Agreement and shall retrofit such modifications to the version of the software licensed under this section at Continuum's then current standard time and materials rates.

     SECTION 2           TERM

     2.01 Subject to termination as hereinafter provided, this Agreement shall remain in force and effect for a period of one (1) year, the initial term of this Agreement. This Agreement shall be renewed automatically for successive terms of one year at the end of the initial term and the end of each renewal term unless terminated pursuant to Section 8.01.

     SECTION 3           FEES AND EXPENSES

     3.01 During the initial term of this Agreement, Client shall pay to Continuum within thirty days of receipt of Continuum's statement the undisputed fees and charges in the amounts as set out in Exhibit A attached hereto and made a part hereof. Continuum may impose a 1.5% per month late payment charge on balances outstanding for over thirty days, except for balances withheld for failure to meet standards in accordance with Schedule D.

     3.02 Client shall also reimburse Continuum for all reasonable out-of-pocket expenses incurred by Continuum in the performance of this Agreement, including those set forth in Exhibit A attached hereto and made a part hereof. Continuum may impose a 1.5% per month late payment charge on balances outstanding for over 30 days.

     3.03 For each additional term of this Agreement Continuum shall be entitled to receive such fees and charges as shall be agreed upon by the parties prior to commencement of each such term, pursuant to Section 8.02 hereof.

     3.04 Amounts payable to Continuum are payable in full, in United States dollars, without deduction, and are net of all sales, use and related taxes and duties. Client shall pay directly or to Continuum sums equal to all such taxes and duties paid or payable by reason of this Agreement or the parties' performance hereunder, exclusive of United States Federal, state and local taxes based upon the net income of Continuum. Client shall not deduct from payments due Continuum hereunder any amounts paid or payable to third parties for duties or taxes, however designated, including withholding taxes. All taxes payable by Client hereunder shall become due when billed by Continuum to Client, or when assessed, levied or billed by the appropriate taxing authority, even though such billing shall occur subsequent to expiration or termination of this Agreement.

     SECTION 4           REPRESENTATIONS AND WARRANTIES OF CONTINUUM

     Continuum represents and warrants to Client as follows:

     4.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Delaware.

     4.02 It is empowered under applicable laws and by its charter and bylaws to enter into and perform the services contemplated in this Agreement.


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     4.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform the services contemplated in this Agreement.

     4.04 It has and will continue to have and maintain the necessary facilities, equipment, and personnel to perform its duties and obligations as set forth under this Agreement.

     4.05 The System will, in all material respects, have the same functionality on January 1, 2000 that it had on December 31, 1999. No instance of a noncompliance with this warranty shall be deemed a breach of this warranty unless Client reports the noncompliance to Continuum in writing, in reasonable detail, and within a reasonable period of time. Continuum shall have the right to attempt to correct the noncompliance for a commercially reasonable period of time before such noncompliance shall be considered a breach of this Agreement, even if such period of time exceeds the thirty days specified by Sections 6.01 and 8.03.

     4.06 Continuum does not, however, warrant uninterrupted or error-free operation or performance of the Systems or any service. If Client reports an error not caused by any of the matters listed in Section 6.02, then Continuum will use commercially reasonable efforts to correct the error.

     4.07 No statement in this Agreement or any other Continuum document is intended to be a warranty unless it expressly states it is a warranty.

     4.08 THESE WARRANTIES ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

     SECTION 5           REPRESENTATIONS AND WARRANTIES OF CLIENT

     Client represents and warrants to Continuum as follows:

     5.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Delaware.

     5.02 It is empowered under the applicable laws and regulations and by its charter and bylaws to enter into and perform this Agreement.

     5.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

     5.04 All of the prospectuses, Contracts and other forms provided or required by Client shall have been approved by all required regulatory agencies and shall be in compliance with all Federal, state, and local laws and regulations.

     5.05 It has and will continue to comply with all laws with respect to the Contracts and it has and will continue to make all required filings with regulatory agencies in connection with the offer, sale, or administration of the Contracts.

     SECTION 6           INDEMNIFICATION

     6.01 In case of any claim by Client against Continuum related to this Agreement or any transaction under this Agreement, regardless of the basis of the claim, Continuum will be liable only for:

     a. bodily injury (including death) and damage to real property and tangible personal property; and


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     b.   the amount of actual loss or damage suffered by Client, up to an aggregate of the fees paid to Continuum by Client for the services provided under this Agreement or its predecessor during the ____ months immediately preceding the occurrence of the claim.

     Notwithstanding the provisions of Section 8.03, where Client's claim relates to a defect in the System or any service, Client will give Continuum a period of thirty days to correct the defect. If Continuum is able to correct the defect, Continuum will not be liable for any damages.

     6.02 Continuum shall not be responsible for, and Client shall indemnify and hold Continuum harmless from and against, any and all costs, expenses, losses, damages, charges, reasonable counsel fees, payments, and liability which may be asserted against Continuum or for which it may be held liable, arising out of or attributable to:

          a) Any actions taken by Continuum in the performance of this Agreement, provided such actions are taken in good faith and due diligence;

          b) Any failure by Client to comply with Federal, state or local laws or regulations with respect to the offering and/or sale of the Contracts or the records maintained, and/or Client's failure to use and employ Continuum's System and Facilities in accordance with the procedures set forth in the reference manuals delivered to Client, Client's failure to utilize the control procedures set forth and described therein, and Client's failure to verify promptly reports received through use of the System and Facilities;

          c) Client's refusal or failure to comply with the terms of this Agreement, or which arise out of Client's action or willful misconduct or which arise out of the breach of any representation or warranty of Client hereunder;

          d) Client's errors and mistakes in the use of the System, Facilities and control procedures;

          e) Continuum's reliance on, or use of, in performing its duties and obligations hereunder, information, data, records and documents received by Continuum from Client, its custodian or other agents; or

          f) The reliance on, or the carrying out of, any instructions or requests of Client pertaining to the normal day-to-day operations and functions of the System made by any persons listed on a "Schedule of Authorized Personnel" to be furnished to Continuum by Client upon execution of this Agreement and attached as Exhibit C, and as amended from time to time in writing by Client.

     6.03 In the event Continuum is unable to perform its obligations under the terms of this Agreement because of strikes, equipment or transmission failure or damage, or other causes beyond its control, Continuum will use its best efforts to assist Client to obtain alternate sources of service. Continuum will not be liable for any damages resulting from such causes.

     6.04 At any time Continuum may apply to a person indicated on Client's "Schedule of Authorized Personnel", attached hereto as Exhibit C, as a person authorized to give instructions under this section with respect to any matter arising in connection with this Agreement. Continuum shall not be liable for,


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and shall be indemnified by Client against, any loss arising from any action taken or omitted by Continuum in good faith in reliance upon such instructions.

     6.05 Client shall immediately provide Continuum with written notice of any change of authority of persons authorized and enumerated in Exhibit C to provide Continuum with instructions or directions relating to services to be performed by Continuum under this Agreement.

     6.06 In the event a malfunction of the System causes an error or mistake in any record, report, data, information or output under the terms of this Agreement, Continuum shall at its expense correct and reprocess such records, provided that Client shall promptly notify Continuum in writing of such error or mistake in any record, report, data, information or output received by Client.

     6.07 Except for a breach of the confidentiality obligations contained in this Agreement, in no event shall either party under this Agreement be liable to the other party under any provision of this Agreement for exemplary, special, punitive or consequential damages.

     6.08 The limitations of liability in this Section 6 will be enforced even if any exclusive remedy fails of its essential purpose.

     SECTION 7           COVENANTS OF CONTINUUM AND CLIENT

     7.01 Continuum shall maintain the appropriate computer files of all information and data transmitted to its Facilities by Client; provided, however, that Continuum shall not be responsible or liable for any changes, alterations, modifications therein or failure to maintain the same if Client shall have made such changes, alterations, or modifications or shall be the cause of such failure to maintain the same. It is expressly understood that all such data transmitted by Client remains the exclusive property of Client.

     7.02 Continuum shall maintain backup computer tape files on a daily basis stored in an off-premises location. The purpose of back-up and recovery procedures is to permit file recovery in the event of destruction of normal processing files. Client may review the procedures in effect and inspect the storage facility upon reasonable notice.

     7.03 All information furnished by Client to Continuum hereunder is confidential and Continuum shall treat such information as proprietary and not disclose such information, directly or indirectly to any third party except to the extent that Continuum is required by law to make such disclosure.

     7.04 Client shall utilize and employ all control procedures available under the System of which Client is advised and Client shall promptly advise Continuum of any errors or mistakes in the data or information transmitted to Continuum's Facilities, the records maintained or output generated hereunder and, using normal audit and control procedures, Client shall verify all output received hereunder.

     7.05 Client shall transmit to Continuum's Facilities, in the formats and form specified by Continuum, all information and data necessary or required in connection therewith so that the output produced by the system shall be complete and accurate when it is generated by Continuum's System and Facilities, and Client shall be responsible and liable for the cost or expense of regenerating any output if Client shall have failed to transmit any such data or information and/or verify any such data or information when it is generated by Continuum's System and Facilities.

     7.06 In the event Client shall erroneously transmit information or shall transmit incorrect information or data to Continuum's Facilities, Client shall


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correct such information and data and retransmit the same to Continuum's
Facilities.

     7.07 Client acknowledges that Continuum has proprietary rights in and to the System and that the System (including the program code, documentation, specifications, logic, and design of the System) constitutes confidential material and trade secrets of Continuum. Client agrees to treat as proprietary and confidential and not disclose the System and all information about Continuum's internal affairs, business plans, and business practices. Continuum shall be the owner and copyright holder of all work product that results from programming services performed by Continuum for Client, including, but not limited to, program code, documentation, specifications, logic, and design. Continuum agrees to permit Client to use such work product in the event that Client upgrades the version of the System in use under any then current remote services agreement with Continuum.

     SECTION 8           TERMINATION OF AGREEMENT

     8.01 Either party may terminate this Agreement at the end of the initial term or any renewal term by one hundred twenty (120) days written notice to the other. At least one hundred fifty (150) days prior to the end of the initial term or any renewal term, Continuum shall provide Client written notice of the impending decision date. This Agreement may be terminated or amended by mutual agreement of the parties in writing at any time. Client may terminate this Agreement during its initial term by providing Continuum thirty (30) days prior written notice.

     8.02 At least ninety (90) days prior to each renewal term hereof, Continuum shall give Client written notice if Continuum desires to increase its fees or charges to Client or to change the manner of payment or to change any of the other terms and conditions of this Agreement. If Continuum and Client do not agree to such changed fees and charges, the manner of payment or other terms and conditions before the end of the term during which such notice is given by Continuum, or if Continuum does not withdraw the proposed changes, this Agreement shall terminate at the end of such term.

     8.03 If either of the parties hereto shall materially breach this Agreement or be in default in the performance of any of its material duties and obligations hereunder (the defaulting party), the other party hereto may give written notice thereof to the defaulting party and if such default or breach shall not have been remedied within thirty (30) days after such written notice is given, then the party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of such termination to the defaulting party.

     8.04 If Continuum elects to terminate this Agreement for other than nonpayment of fees and charges and if Client shall so request in writing, Continuum shall continue to provide the services described herein to Client for a period of six (6) months following such termination, such service to be provided in accordance with the terms of this Agreement and at ________ percent of the fees in effect for the term immediately preceding such six (6) months period.

     8.05 Termination of this Agreement by default or breach by Client shall not constitute a waiver of any rights of Continuum in reference to services performed prior to such termination or rights of Continuum to be reimbursed for out-of-pocket expenditures; termination of this Agreement by default or breach by Continuum shall not constitute a waiver by Client of any rights it might have under this Agreement.


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     8.06 In the event that this Agreement is terminated, Continuum agrees that, in order to assist in providing uninterrupted service to Client, Continuum shall offer reasonable assistance to Client in converting the records of Client from the System to whatever service or system is selected by Client, subject to reimbursement of Continuum for such assistance at its standard rates and fees in effect at that time.

     8.07 Any provision of this Agreement that expressly or by implication is intended to continue in force shall survive termination of this Agreement, including, without limitation, sections 3, 6, 7.07, 8.04, 8.05, 8.06, and 8.07.

     SECTION 9           ASSIGNMENT

     9.01 Neither party may assign or sublicense or otherwise transfer voluntarily, or by operation of law, any rights or obligations under this Agreement without the other party's prior written consent. Upon request, Continuum will consent to Client assigning this agreement so long as ______________________. Such an assignment shall not relieve Client of its obligations hereunder.

     9.02 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

     SECTION 10     MISCELLANEOUS

     10.1 Client or its duly authorized independent auditors have the right under this Agreement to perform on-site audits of records and accounts directly pertaining to the products serviced hereunder by Continuum at Continuum's Facilities in accordance with reasonable procedures and at reasonable frequencies. Client shall reimburse Continuum for all of its reasonable costs and expenses (including Time and Materials) incurred in connection with such audits. At the request of Client, Continuum will make available to Client's auditors and representatives of the appropriate regulatory agencies all reasonable requested records and data.

     10.02 The parties hereto agree that all tapes, books, reference manuals, instructions, records, information, and data pertaining to the business of the other party, Continuum's System and the policyowners serviced by Client hereunder which are exchanged or received pursuant to the negotiation of and/or the carrying out of this Agreement shall remain confidential and shall not be disclosed to any other person and that all such tapes, books, reference manuals, instructions, records, information and data in the possession of each of the parties hereto shall be returned to the party from whom it was obtained upon the termination or expiration of this Agreement.

     10.03 Continuum shall have the right, at any time, and from time to time, to alter and modify the System and any systems, programs, procedures or facilities used or employed in performing its duties and obligations hereunder, provided that no such alterations or modifications shall materially change or affect the operations and procedures of Client in using or employing Continuum's System or Facilities hereunder without the consent of Client, which such consent shall not be unreasonably withheld.

     10.04 It is understood and agreed that all services performed hereunder by Continuum shall be as an independent contractor and not as an employee of Client.

     10.05 This Agreement (including Exhibits A to D attached hereto) constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or


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written, and this Agreement may not be modified except in a written instrument executed by both of the parties hereto. The parties agree that the Service Agreement dated April 11, 1985, as amended between Vantage Computer Systems, Inc. (successor to DST Systems, Inc.) and Client shall hereby be terminated.

     10.06 All notices and requests in connection with this Agreement shall be given or made upon the respective parties in writing and shall be deemed as given as of the date deposited in the U.S. mails, postage prepaid, certified or registered, return receipt requested, and addressed as follows:

FOR:                                              FOR:

NORTH AMERICAN SECURITY LIFE                      CSC CONTINUUM INC.
  INSURANCE COMPANY

___________________________________               President
116 Huntington Avenue                             301 West 11th Street
Boston, Massachusetts  02116                      Kansas City, MO  64105


or to such other address as a party to receive the notice or request so designates by written notice to the other.

     10.07 This Agreement is to be construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers as of the day and year first above written.

NORTH AMERICAN SECURITY LIFE INSURANCE COMPANY


By:  ______________________________
     NAME

     ______________________________
     TITLE


CSC CONTINUUM INC.


By:  ______________________________
     NAME

     ______________________________
     TITLE


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                                             EXHIBIT B
                                             VARIABLE ANNUITY RECORDKEEPING
SYSTEM

DAILY OUTPUT

 1.  Daily Cash Recap
 2.  Daily Unit Recap
 3.  Master File Update Error Report
 4.  Control Totals
 5.  Daily Price File Update
 6.  As of Transaction Report
 7.  Daily Production Report
 8.  Maintenance Journals
 9.  Investment Vehicle Earnings Report
10.  Daily Batch Balance
11.  Error Listing
12.  Annuity New Policy Register
13.  Super Sheet Balances
14.  Daily Disbursement Check Register
15.  Daily Check Reconciliation Update Register

MONTHLY OUTPUT

 1.  Monthly Product Report
 2.  Monthly Reserve Report
 3.  Premium Tax Report

CUSTOM FORM OUTPUT

 1.  Confirmation Statements
 2.  Specification Page
 3.  Delivery Letter
 4.  Commission Statements
 5.  Commission Checks
 6.  Disbursement Checks


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                                             EXHIBIT C
                                             SCHEDULE OF AUTHORIZED PERSONNEL

The following individuals are authorized to give instructions or direction to Continuum with respect to matters arising in connection with the servicing to be performed under the Service Agreement:

Sarah Murphy             Business Systems Executive
Richard C. Hirtle        Vice President, Treasurer and Chief Financial Officer
David Rossien            Assistant Vice President, Variable Products Information
                         Systems
James Boyle              Vice President


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